

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 13, 2017

Adolfo Castro Rivas
Chief Financial Officer
Bosque de Alisos No. 47A — 4th Floor
Bosques de las Lomas
05120 México, D.F.

      Re: **Southeast Airport Group**
              Form 20-F for Fiscal Year Ended December 31, 2016
              Filed April 28, 2017
              Form 6-K
              Filed on April 10, 2017
              Form 6-K
              Filed on May 30, 2017
              Form 6-K
              Filed on July 21, 2017
              File No. 001-15132

Dear Mr. Rivas:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              /s/ Lyn Shenk

              Lyn Shenk
              Branch Chief
              Office of Transportation and Leisure